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                               File No: 069-00395


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A-2
                      Statement by Holding Company Claiming
                 Exemption Under Rule U-3A-2 from the Provisions
                of the Public Utility Holding Company Act of 1935

                      For the Year Ended December 31, 2002

                               DTE ENERGY COMPANY

                                       AND

                              DTE ENTERPRISES, INC.

                                       and

                             MICHCON HOLDINGS, INC.


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Hereby file jointly with the Securities and Exchange Commission (SEC), pursuant to Rule 2, their statement claiming exemptions as holding companies from the provisions of the Public Utility Holding Company Act of 1935 (PUHCA of 1935), and submit the following information:



I.       NATURE OF BUSINESS OF CLAIMANTS AND EVERY SUBSIDIARY THEREOF

                          Claimant: DTE Energy Company

DTE Energy Company ("Company" or "DTE") is a Michigan corporation. DTE owns directly and indirectly, two utilities, The Detroit Edison Company ("Detroit Edison") and Michigan Consolidated Gas Company ("MichCon") and non-regulated subsidiaries engaged in energy marketing and trading, energy services, and various other electricity, coal and gas related businesses. The Company's address is 2000 2nd Avenue, Detroit, Michigan 48226-1279.



                        Claimant: DTE Enterprises, Inc.

DTE Enterprises, Inc. ("DTEE") is primarily involved in natural gas production, gathering, processing, transmission, storage, distribution and marketing in the Midwest-to-Northeast corridor. DTEE is organized under the laws of the state of Michigan and has its principal executive offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.


                        Claimant: Michcon Holdings, Inc.

MICHCON HOLDINGS, INC. is the holding company for MichCon and MichCon Enterprises, Inc. MichCon is a public utility engaged in the distribution and transmission of natural gas in the state of Michigan. MichCon's principal executive offices are located at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MichCon conducts substantially all of its business in the state of Michigan and is subject to the jurisdiction of the Michigan Public Service Commission (MPSC) as to various phases of its operations, including gas sales rates, service, and accounting. MichCon Enterprises, Inc. (a non-regulated affiliate) was formed to engage in non-regulated activities.




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             1.     DTE Energy Company



        A. DTE Energy Resources, Inc. ("DTE ER") is a Michigan corporation. DTE ER is a wholly owned subsidiary of the Company with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE ER is engaged in energy services, electric generation, electric and gas marketing and trading and landfill gas projects.

             1. DTE Biomass Energy, Inc. ("DTE Biomass") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE Biomass is a wholly owned subsidiary of DTE ER and is engaged in landfill gas projects.

               a. Belleville Gas Producers, Inc. ("Belleville") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan, 48107. Belleville is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

               b. Birmingham Gas Producers, L.L.C.*(1) ("Birmingham"), is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Birmingham is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               c. Coopersville Gas Producers, L.L.C. ("Coopersville"), is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Coopersville is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               d. DTE Arbor Gas Producers, Inc. ("DTE Arbor") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE Arbor is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

               e. Escambia Gas Producers, Inc., formerly ESCA Gas Producers, Inc., ("Escambia") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48107. Escambia is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

               f. Fayetteville Gas Producers, L.L.C., formerly Fayetteville Gas Company, L.L.C. ("Fayetteville") is a North Carolina company with offices located at 425 S. Main, Ann Arbor, Michigan 48107. Fayetteville is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

               g. Fort Worth Gas Producers, L.L.C. ("Fort Worth") is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Fort Worth is a 50% owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               h. Hillside Gas Producers, L.L.C. ("Hillside") is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Hillside is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               i. Kansas City Gas Producers, L.L.C. ("Kansas City") is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Kansas City is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               j. Lycoming Gas Producers, Inc. ("Lycoming") was a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48107. Lycoming was a wholly owned subsidiary of DTE Biomass and it was engaged in landfill gas projects. Lycoming was dissolved on January 6, 2003.

               k. Montgomery Gas Producers, L.L.C. ("Montgomery"), is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Montgomery is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               l. Oklahoma Gas Producers, L.L.C. ("Oklahoma"), is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Oklahoma is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               m. Orlando Gas Producers, Inc. ("Orlando"), is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48107. Orlando is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               n. Phoenix Gas Producers, L.L.C. ("Phoenix"), is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Phoenix is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.


--------
(1) L.L.C. (Limited Liability Company) denotes limited liability.


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               o.   Plainville Gas Producers, Inc., formerly Sumpter Gas
                    Producers, Inc., ("Plainville") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48107. Plainville is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               p. Polk Gas Producers, L.L.C. ("Polk") is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Polk is a 99% owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

               q. RES Power, Inc. ("RES") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48107. RES is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               r. Riverview Gas Producers, Inc. ("Riverview") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48107. Riverview is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               s. Roxana Gas Producers, Inc. ("Roxana") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48107. Roxana is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               t. Sonoma Energy Systems, Inc. ("Sonoma") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48107. Sonoma is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               u. South Side Gas Producers, L.L.C. ("South Side") is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. South Side is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               v. St. Louis Gas Producers, L.L.C. ("St. Louis") is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. St Louis is a 50% owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               w. Wake Gas Producers, L.L.C. ("Wake") is a North Carolina company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Wake is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               x. Westside Gas Producers, L.L.C. ("Westside") is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Westside is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               y. Wichita Gas Producers, L.L.C. ("Wichita"), formerly BES/LES Gas Producers I, L.L.C., is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Wichita is a 90% owned subsidiary of DTE Biomass and is engaged in acquiring rights to, developing, collecting and selling landfill gas and related constituent products.

               z. Winston Gas Producers, L.L.C. ("Winston") is a North Carolina company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Winston is a 99% owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               aa. Salt Lake Gas Producers, L.L.C. ("Salt Lake") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Salt Lake is a wholly owned subsidiary of DTE Biomass and is engaged in a landfill gas-to-energy project.

               bb. Sunshine Energy Producers, L.L.C. ("Sunshine") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Biomass holds 50% of this entity which is engaged in a landfill gas-to-energy project.

               cc. Pinnacle Gas Producers, L.L.C. ("Pinnacle") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Pinnacle is a wholly owned subsidiary of DTE Biomass and is engaged in a landfill gas-to-energy project.

               dd. Federal Renewable Energy Producers, L.L.C. ("Federal"), formerly Kansas City Energy Producers, LLC, is a Michigan company with offices located at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Biomass holds 50% of this entity which is engaged in a landfill gas-to-energy project.

             2. DTE Energy Trading, Inc., formerly Huron Energy Services, Inc., ("DTE Energy Trading") is a Michigan corporation with offices at 101 N. Main, Ann Arbor, Michigan 48107. DTE Energy Trading is engaged in wholesale and retail energy marketing.

             3. DTE Energy Marketing, Inc., formerly Great Lakes Energy Products, Inc. ("DTE Energy Marketing") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Energy Marketing is engaged in retail sales of electricity.

             4. DTE Generation, Inc. ("DTE Generation") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Generation is a wholly owned subsidiary of DTE ER and is a holding company.

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               a.   DTE River Rouge, No. 1, LLC ("DTE River") is a Michigan
                    company with offices at 2000 2nd Avenue, Detroit, Michigan 48226. DTE River is a wholly owned subsidiary of DTE Generation, Inc. and is involved in a project at River Rouge Power Plant.

             5. DTE Energy Services, Inc., formerly Edison Energy Services, Inc., ("DTE ES") is a Michigan corporation with offices at 414
                  S. Main, Ann Arbor, Michigan 48104. DTE ES is a wholly owned subsidiary of DTE ER and it is engaged in energy services activities.

               a. DTE ES Holdings, Inc. ("DTE ES Holdings") is a Michigan corporation with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE ES Holdings is a wholly owned subsidiary of DTE ES and is a holding company.

                    (1) DTE Indiana Harbor, LLC ("Indiana Harbor") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Indiana Harbor is 75% owned by DTE ES and 25% owned by DTE ES Holdings and is a holding company.

                         a. Indiana Harbor Coke Company LP ("Indiana Harbor Coke Company") is a Delaware limited partnership with offices at 414 S. Main, Ann Arbor, Michigan 48104. Indiana Harbor Coke Company is 5% owned by DTE ES.

               b. PCI Enterprises Company ("PCI") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48104. PCI is a wholly owned subsidiary of DTE ES and it operates a pulverized coal facility.

               c. CBC I, L.L.C. ("CBC") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. CBC is a wholly owned subsidiary of DTE ES and is a holding company.

               d. EES Coke Battery, L.L.C. ("EES") is a Michigan company with offices at 414 S. Main, Ann Arbor, Michigan 48104. EES is 50.5% owned by DTE ES and .5% by CBC I, L.L.C. and is engaged in coke supply.

               e. DTE BH Holdings, Inc. ("DTE BH") is a Delaware corporation with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE BH is a wholly owned subsidiary of DTE ES and is a holding company.

                    (1) BH Coke Energy Company, Inc. ("BH Coke") is a Delaware corporation with offices at 414 S. Main, Ann Arbor, Michigan 48104. BH Coke is a wholly owned subsidiary of DTE BH and is a holding company.

                         a. DTE Burns Harbor, L.L.C. ("DTE Burns Harbor") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE Burns Harbor is 38.77% owned by BH Coke and 12.23% owned by DTE BH and operates a coke battery facility.

               f. DTE Sparrows Point Operations, Inc. ("Sparrows Point Operations") is a Michigan corporation with offices at 414
                    S. Main, Ann Arbor, Michigan 48104. Sparrows Point Operations is a wholly owned subsidiary of DTE ES, and is engaged in the operation of pulverized coal injection facilities.

               g. DTE Sparrows Point Holdings, L.L.C. ("Sparrows Point Holdings") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Sparrows Point Holdings is a wholly owned subsidiary of DTE ES, and is a holding company.

               h. DTE Georgetown Holdings, Inc. ("Georgetown Holdings") is a Delaware corporation with offices at 414 S. Main, Ann Arbor, Michigan 48104. Georgetown Holdings is a wholly owned subsidiary of DTE ES, and is a holding company.

               i. DTE Georgetown, L.P. ("Georgetown"), is a Delaware limited partnership with offices at 414 S. Main, Ann Arbor, Michigan 48104. Georgetown is a 99% owned subsidiary of DTE ES and 1% owned by DTE Georgetown Holdings, Inc. and is engaged in the generation of electricity.

               j. DTE Northwind Operations, L.L.C. ("Northwind Operations") is a Michigan company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Northwind Operations is a wholly owned subsidiary of DTE ES and handles the operation and maintenance of Northwind.

               k. DTE Northwind, L.L.C. ("Northwind") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Northwind is a wholly owned subsidiary of DTE ES and operates a chilled water plant.

               l. DTE Sparrows Point, L.L.C. ("Sparrows Point") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Sparrows Point is a wholly owned subsidiary of DTE ES and is engaged in the operation of a pulverized coal injection plant.



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               m.   DTE Synfuels, L.L.C. ("Synfuels") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Synfuels is a wholly owned subsidiary of DTE ES and is a holding company for synfuels projects.

                    (1) DTE Buckeye Operations, LLC ("Buckeye Operations") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Buckeye Operations is a wholly owned subsidiary of Synfuels and is engaged in synthetic fuel machine operations.

                    (2) DTE Synfuel Partners, LLC ("Synfuel Partners") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Synfuel Partners is a wholly owned subsidiary of Synfuels and is a holding company for numerous synthetic fuel manufacturing facilities.

                         a. DTE Smith Branch, LLC ("Smith Branch"), formerly CRC No. 5, LLC, is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Smith Branch is 5% owned by Synfuel Partners, and is engaged in synfuel projects.

                         b.     DTE Clover, LLC ("Clover"), formerly CRC No.
                                6, LLC, is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Clover is 5% owned by Synfuel Partners, and is engaged in synfuel projects.

                         c. DTE IndyCoke, LLC ("IndyCoke"), formerly CRC No. 1, LLC, is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. IndyCoke is 95% owned by Synfuels and 5% owned by Synfuel Partners, and is engaged in synfuel projects.

                         d. DTE Belews Creek, LLC ("Belews Creek"), formerly CRC No. 3, LLC, is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Belews Creek is 95% owned by Synfuels and 5% owned by Synfuel Partners, and is engaged in synfuel projects.

                         e. DTE Utah Synfuels, LLC ("Utah Synfuels"), formerly DTE Kentucky, LLC is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Utah Synfuels is 95% owned by Synfuels and 5% owned by Synfuel Partners, and is engaged in synfuel projects.

                         f. DTE Buckeye, LLC ("Buckeye") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Buckeye is 95% owned by Synfuels and 5% owned by Synfuel Partners, and is engaged in synfuel projects. CRC No.2 L.L.C. and CRC No. 4 L.L.C. were merged into Buckeye on April 16, 2002.

                         g. DTE Riverhill, L.L.C. ("Riverhill") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Riverhill is 95% owned by DTE Synfuels, L.L.C. and 5% by DTE Synfuel Partners, L.L.C. and is engaged in synfuel projects.

                         h. DTE Red Mountain, L.L.C. ("Red Mountain") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Red Mountain is 95% owned by DTE Synfuels, L.L.C. and 5% by DTE Synfuels Partners, L.L.C. and is engaged in synfuel projects.

                    (3) DTE Smith Branch Operations, LLC ("Smith Branch Operations") is a Delaware company with offices at 414
                         S. Main, Ann Arbor, Michigan 48104. Smith Branch Operations is a wholly owned subsidiary of Synfuels and is engaged in the operation of synthetic fuel facilities.

                    (4) DTE Synfuels Operations, LLC ("Synfuel Operations") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Synfuel Operations is a 95% owned subsidiary of Synfuels and 5% owned by Synfuel Partners and provides labor and management services to operate synthetic fuel manufacturing facilities.

               n. DTE Backup Generation Equipment Leasing, L.L.C. ("Backup Generation Equipment Leasing") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Backup Generation Equipment Leasing is a wholly owned subsidiary of DTE ES, and is engaged in the equipment leasing business.

               o. Power Energy Partners, LLC ("Power Energy Partners") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Power Energy Partners is a wholly owned subsidiary of DTE ES, and is a holding company.

                    (1) Crete Energy Venture, LLC ("CEV") is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. CEV is 50% owned by Power Energy Partners, and is engaged in electricity generation.



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                    (2)  Crete Turbine Holdings, LLC ("CTH") is a Delaware
                         company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. CTH is 50% owned by Power Energy Partners, and is engaged in equipment sales.

               p. DTE Crete Operations, LLC ("Crete Operations") is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. Crete Operations is a wholly owned subsidiary of DTE ES and operates and maintains electric generating facilities.

               q. Chicago Heights Energy Partners, L.L.C. ("Chicago Heights") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Chicago Heights was sold in February 2002.

               r. DTE Moraine, L.L.C. ("Moraine") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Moraine is a wholly owned subsidiary of DTE ES, and is engaged in development and operation of a compressed air facility.

               s. DTE East China, LLC ("East China"), formerly Woodward Energy, L.L.C., is a Michigan company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. East China is a wholly owned subsidiary of DTE ES and is engaged in electricity generation.

               t. DTE East China Operations, LLC ("East China Operations") is a Delaware company 2001, with offices at 414 S. Main, Ann Arbor, Michigan 48104. East China Operations is a wholly owned subsidiary of DTE ES, and is engaged in the operation and maintenance of an electric generation facility.

               u. DTE Tonawanda, LLC ("Tonawanda") is a Michigan company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Tonawanda is a wholly owned subsidiary of Tonawanda and is engaged in wastewater treatment and supply of chilled water.

                    (1)  DTE Tonawanda Operations, LLC ("Tonawanda
                         Operations") is a Delaware company with offices at 414
                         S. Main, Ann Arbor, Michigan 48104. Tonawanda Operations is a wholly owned subsidiary of Tonawanda and is engaged in the operation of Tonawanda.

               v. DTE Heritage, LLC ("DTE Heritage") is a Michigan company with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE Heritage is a wholly owned subsidiary of DTE ES and is engaged in the ownership and operation of an internal electric distribution system of electricity.

             6. DTE Coal Services, Inc. ("DTE Coal") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48104. DTE Coal is a wholly owned subsidiary of DTE ER and it is engaged in selling and transporting coal to third parties.

               a. DTE Rail Services, Inc., formerly DTE CS Rail Services, Inc., ("DTE Rail") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48104. DTE Rail is a wholly owned subsidiary of DTE Coal and it is engaged in rail car repair and maintenance.

                    (1)  DTE Transportation Services, Inc. ("DTE
                         Transportation") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48104. DTE Transportation is a wholly owned subsidiary of DTE Rail and is engaged in rail shipment management and logistics, short line railroad management, rail car trading and brokering, and rail car leasing.

               b. DTECS Holdings, Inc. ("DTECS Holdings") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTECS Holdings is a wholly owned subsidiary of DTE Coal and is engaged in the business of administering coal contracts. DTECS Holdings owns a 1% general partnership interest in DTECS Limited Partnership.

                    (1) DTECS Limited Partnership is a Michigan limited partnership with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTECS Limited Partnership is a 99% owned subsidiary of DTE Coal, which holds a limited partnership interest, and is engaged in the acquisition, storage and reselling of coal. DTECS Holdings holds a general partnership interest in DTECS Limited Partnership.

               c. DTE Peptec, Inc. ("DTE Peptec") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226. DTE Peptec is involved in coal preparation and cleaning activities.

                    (1) DTE Dickerson, L.L.C. ("DTE Dickerson") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Dickerson is involved in coal preparation and cleaning activities.

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        B.   Syndeco Realty Corporation ("Syndeco") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Syndeco is engaged in real estate projects.

             1. Syndeco Plaza L.L.C. ("Syndeco Plaza") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Syndeco Plaza is a wholly owned subsidiary of Syndeco and is engaged real estate projects.

             2. Ashley Mews L.L.C. ("Ashley") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Ashley is a wholly owned subsidiary of Syndeco and is engaged in real estate projects.

             3. Stratford Village, L.L.C. ("Stratford") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Stratford is a wholly owned subsidiary of Syndeco and is engaged in a residential condominium development in Orion Township.

             4. Delray Land, L.L.C. ("Delray") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Syndeco holds 20% of this entity which is engaged in real estate development in Detroit.

             5. 23/Mound, L.L.C. ("23/Mound") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. 23/Mound is a wholly owned subsidiary of Syndeco and owns 4 acres of land in Shelby Township.

             6. F. J. Waterman, L.L.C. ("Waterman") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Syndeco holds 29% of this entity which constructed a manufacturing building in Detroit.

             7. Syndeco Meadowbrook, LLC ("Meadowbrook") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Syndeco holds 50% of this entity which owns property in Novi for future development.

        C. The Detroit Edison Company ("Detroit Edison") is incorporated in Michigan and is a Michigan public utility. It is engaged in the generation, purchase, distribution and sale of electric energy in Southeastern Michigan. It also owned and operated a steam heating system in Detroit, Michigan which was sold in January, 2003. On January 1, 1996, Detroit Edison became a wholly owned subsidiary of the Company. Detroit Edison's address is 2000 2nd Avenue, Detroit, Michigan 48226-1279.

             1. Midwest Energy Resources Company ("MERC") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MERC is a wholly owned subsidiary of Detroit Edison and is engaged in operating a coal-transshipment facility in Superior, Wisconsin.

             2. The Edison Illuminating Company of Detroit ("EIC") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. EIC is a wholly owned subsidiary of Detroit Edison and holds real estate.

             3. St. Clair Energy Corporation ("St. Clair") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. St. Clair is a wholly owned subsidiary of Detroit Edison and is engaged in fuel procurement.

             4. The Detroit Edison Securitization Funding, L.L.C. ("Securitization Funding") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Securitization Funding is a wholly owned subsidiary of Detroit Edison and is a special purpose entity established to recover certain stranded costs, called Securitization Property by Michigan Statute.

             5. Detroit Edison Trust I ("DET I") is a Delaware statutory trust with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DET I may offer from time to time trust preferred securities.

             6. Detroit Edison Trust II ("DET II") is a Delaware statutory trust with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DET II may offer from time to time trust preferred securities

        D. International Transmission Company ("ITC") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. ITC is regulated by the Federal Energy Regulatory Commission and is a wholly owned subsidiary of the Company and is engaged in owning transmission assets formerly owned by Detroit Edison. In December 2002, DTE Energy reached a definitive agreement to sell ITC, which is expected to close in the first quarter of 2003.

        E. Wolverine Energy Services, Inc. ("Wolverine") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Wolverine is a wholly owned subsidiary of the Company and is a holding company.

             1. DTE Edison America, Inc. ("Edison America") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Edison America is a wholly owned subsidiary of Wolverine and is engaged in energy and energy related products.

             2. DTE Energy Technologies, Inc. ("Technologies") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Technologies is a wholly owned subsidiary of Wolverine and is engaged in energy solutions for industrial, commercial and small businesses.

               a. Alliance Energy Companies, Ltd. ("Alliance") is a Minnesota corporation with offices at 1715 Lake Drive West, Chanhassen, Minnesota 55317-8580. Alliance is a wholly owned subsidiary of Technologies and is the holding company for the following entities:

                    (1) Alliance Energy Systems, Inc. ("Energy Systems") is a Minnesota corporation with offices at 1715 Lake Drive West, Chanhassen, Minnesota 55317-8580. Energy Systems is a wholly owned subsidiary of Alliance and is engaged in selling electric generators in the U.S. market.

                    (2) Alliance Energy Services, Inc. ("Energy Services") is a Minnesota corporation with offices at 1715 Lake Drive West, Chanhassen, Minnesota 55317-8580. Energy Services is a wholly owned subsidiary of Alliance and is engaged in servicing electric generators (primarily those sold by Energy Systems) in the U.S. market.

                    (3) Alliance Energy Systems Canada, Ltd. ("Energy Systems Canada") is an Ontario, Canada corporation with offices at 275 Renfrew Drive, Markham, Ontario, Canada L3R 0C8. Energy Systems Canada is a wholly owned subsidiary of Alliance and is engaged in selling electric generators in the Canadian market.

             3. DTE Energy Solutions, Inc. ("Solutions") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Solutions is a wholly owned subsidiary of Wolverine and is engaged in system based energy related products and services.

               a. DTE Engineering Services, Inc., ("DTE Engineering Services") formerly UTS Systems, Inc., is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Engineering Services is engaged in professional engineering services.

               b. DTE Energy Solutions Canada, Ltd. ("Energy Solutions") which prior to May 8, 2002 was a joint venture between DTE Probyn Energy Solutions, Inc. and Probyn Company. This joint venture was organized June 23, 1998 under the Ontario Business Corporations Act. On May 8, 2002 Solutions acquired a 100% interest and changed the name to Energy Solutions. Energy Solutions has offices at 197 Glengarry Avenue, Toronto, Canada M5M 1E1.

               c. Global View Technologies, L.L.C. ("Global") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Solutions holds 19% interest in Global.

        F. Edison Development Corporation ("EDC") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279, EDC is engaged in business development.

             1. DTE Solar Company of California ("Solar") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Solar is engaged in solar photovoltaic leasing.

             2. EdVenture Capital Corp. ("EdVenture") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. EdVenture is engaged in equity investment. EdVenture was merged into EDC.

             3. Plug Power Inc. ("Plug") is a New York corporation, with offices at 468 Albany-Shaker Road, Latham, New York 12110. EDC currently holds a 28.2% interest in Plug, which is involved with fuel cell technology.

        G. DTE ENTERPRISES, INC. ("DTEE") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Except where otherwise indicated, DTEE owns directly or indirectly all of the outstanding common stock of MichCon Holdings, Inc., Citizens Gas Fuel Company ("Citizens"), MCN Energy Enterprises Inc. ("MCNEE"), various MCN financing companies and a 95% interest in Southern Missouri Gas Company, L.P.

             1. MICHCON HOLDINGS, INC. is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279, is the holding company for MichCon and MichCon Enterprises, Inc. MichCon is a public utility engaged in the distribution and transmission of natural gas in the state of Michigan. MichCon's principal executive offices are located at 500 Griswold Street, Detroit, Michigan 48226. MichCon conducts substantially all of its business in the state of Michigan and is subject to the jurisdiction of the Michigan Public Service Commission ("MPSC") as to various phases of its operations, including gas sales rates, service, and accounting. MichCon Enterprises, Inc. (a non-regulated affiliate) was formed to engage in non-regulated activities.

             Except where otherwise indicated, the companies set forth below are wholly owned subsidiaries of MichCon:

               a. MichCon Development Corporation is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. Through its various partnership arrangements, owns an interest in Harbortown, a residential and small commercial development constructed along the Detroit River in Detroit, Michigan.

               b. Blue Lake Holdings, Inc. is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It holds a 25% interest in Blue Lake Gas Storage Company, a partnership that has converted a depleted natural gas field in northern Michigan into a 46 billion cubic feet (Bcf) natural gas storage field which it now operates.

               c. MichCon Pipeline Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. Through the subsidiaries below, is engaged in pipeline and gathering projects in Michigan:

                    (1) MichCon Gathering Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It owns and operates the Antrim Expansion Pipeline.

                    (2) Saginaw Bay Pipeline Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It currently owns and operates a 67-mile pipeline that transports natural gas and natural gas liquids from reserves in east-central Michigan to natural gas processing plants in northern Michigan.

                    (3) Saginaw Bay Lateral Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It is the sole general partner and owns 46% of a partnership that owns and operates lateral pipelines interconnecting with the 67-mile pipeline previously described.

                    (4) Westside Pipeline Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It owns 80.2% of the Jordan Valley Partnership, a partnership that owns and operates two pipeline systems.

                    (5) Thunder Bay Gathering Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It owns and operates a pipeline system, consisting of 44 miles of gathering lines situated in Alpena and Alcona Counties in northeast Michigan.

                    (6) MichCon Lateral Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It is currently inactive but was originally formed in 1997 to own, operate and construct natural gas pipelines.

               d. Huron Pipeline Company, is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It is currently inactive but was originally formed in 1996 to acquire a 50% ownership interest in the ANR Link Interstate Pipeline, which transports natural gas to Canada through a pipeline owned by Niagara Gas Transmission Limited, a subsidiary of the Consumers Gas Co. Ltd.

                    (1) Huron Gas Services Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. Huron Gas Services Company is currently inactive but was originally formed in 1996 to market pipeline transportation services.

               e. Kalkaska Gas Storage Limited Partnership ("Kalkaska") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. Kalkaska of which MichCon owns 31%, held 53.5% general partnership interest in the Cold Springs Gas Storage Limited Partnership which was dissolved in 2001.

             The companies set forth below are wholly owned subsidiaries of MichCon Enterprises, Inc.:

               a. MichCon Fuel Services Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It markets natural gas as a vehicular fuel and markets energy to residential and commercial customers through a transportation brokerage pilot program. MichCon Fuel Services Company became inactive in 2001.

             2. CITIZENS GAS FUEL COMPANY ("Citizens") is a public utility engaged in the distribution of natural gas in Michigan. Citizens' principal executive offices are located at 127 N. Main Street, Adrian, Michigan 49221.

             3. SOUTHERN MISSOURI GAS COMPANY, L.P. ("SMGC") is a public utility engaged in the distribution and transmission of natural gas in Missouri. DTEE acquired an additional 47.5% interest in SMGC during 2001 and currently holds a 95% interest in SMGC. The principal executive offices of SMGC are located at 301 East 17th Street, Mountain Grove, Missouri 65711.

             4. MCN ENERGY ENTERPRISES INC ("MCNEE"), formerly MCN Investment Corporation, is the holding company for DTEE's various diversified energy subsidiaries. MCNEE, through its subsidiaries and joint ventures, provides gathering, processing and transmission services; engages in energy marketing activities and storage services; engages in gas and oil exploration, development and production; and is involved in other energy-related businesses. Except where otherwise indicated, the companies set forth below are wholly owned subsidiaries of MCNEE:

               a. MCNIC Pipeline & Processing Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It engages in pipeline and processing projects through the following subsidiaries and partnerships:

                    (1) MCNIC Offshore Pipeline & Processing Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It holds 100% of MCNIC Black Marlin Offshore Company, which held a 33.3% interest in the Black Marlin Pipeline System, which was sold in January 2001 and held a 33% interest in the Blue Dolphin System, which was sold in February 2002.

                    (2) MCNIC Michigan Holdings, Inc is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726.

                         (a) Bagley Processing Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. (47% general partnership interest in natural gas carbon dioxide ("CO2") removal facility).

                         (b)    Warner Treating Company is a Michigan
                                corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. (90% interest in natural gas CO2 removal facility).

                         (c) Terra-Westside Processing Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. (85% interest in natural gas CO2 removal facility).

                    (3) MCNIC East Coast Pipeline Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It holds a 16.4% interest in the 292-mile Portland Natural Gas Transmission System Pipeline Project.

                    (4) MCNIC General Methanol Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It held a 1% general partnership interest in Lyondell Methanol Co. L.P. The partnership interest was sold in May 2002.

                    (5) MCNIC Methanol Holdings Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It held a 24% limited partnership interest in Lyondell Methanol Co. L.P. The partnership interest was sold in May 2002.

                    (6) American Central Western Oklahoma Gas Company, L.L.C. (40% interest in a natural gas NGL removal facility) is an Oklahoma company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726.

                    (7) Crown Asphalt Ridge, L.L.C. (75% interest) is a Utah company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726.

                    (8) MCNIC East Texas Gathering Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It holds a 39.9% limited partnership interest in American Central Eastern Texas Gas Company, L.P., a natural gas NGL removal facility.

                    (9) MCNIC East Texas Pipeline & Processing Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It holds a 0.1% general partnership interest in American Central Eastern Texas Gas Company, L.P., a natural gas NGL removal facility.

                    (10) MCNIC Permian Basin Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It holds a 0.99% general partnership interest in PSCO2, L.P.

                    (11) MCNIC CO2 Investment Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It held a 41.5% general partnership interest in PSCO2, L.P. which it sold in February 2002.

                    (12) MCNIC Rodeo Gathering Inc. is a Michigan corporation
                         with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It holds an 18.55% interest in Keyes Helium Company, L.L.C. MCNIC Rodeo Gathering Inc. was sold in August 2002.

                    (13) Crown Asphalt Distribution, L.L.C. (50% interest) is a
                         Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It was formed to own and operate asphalt distribution and processing facilities. The partnership interest was sold in November 2002.

                    (14) MCNIC Millennium Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It was formed to hold a 10.5% interest in the Millennium Pipeline Company, L.P.

                    (15) MCNIC L.L.C. Millennium Company is a Michigan
                         company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It was formed to hold a 10.5% interest in the Millennium Pipeline Management Company, L.L.C., which holds a 1% interest in the Millennium Pipeline Company L.P.

                    (16) MCNIC Vector Company is a Michigan corporation with
                         offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It was formed to hold a 24.75% limited partnership interest in Vector Pipeline, L.P., a Delaware Limited Partnership, which owns and operates the Vector Pipeline.

                    (17) MCNIC Vector II Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It was formed in January 2000 to hold a 25% interest in Vector Pipeline Inc., which owns a 1% general partnership interest in Vector Pipeline, L.P., a Delaware Limited Partnership, which owns and operates the Vector Pipeline.

                    (18) MCNIC Vector Canada, Inc. is a New Brunswick
                         corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. MCNIC Vector Canada, Inc. holds a 24.75% limited partnership interest in Vector Pipeline L.P., an Alberta, Canada limited partnership, which owns the Canadian portion of the Vector Pipeline.

                    (19) MCNIC Vector Canada II, Inc. is a New Brunswick
                         corporation holds 25% interest in Vector Pipeline Limited, which owns a 1% general partnership interest in Vector Pipeline L.P., an Alberta, Canada limited partnership, which owns the Canadian portion of the Vector Pipeline.

                    (20) MCNIC Compression GP, Inc. holds a 0.1% general
                         partnership interest in the KCI Compression Company, L.P. The partnership interest in KCI Compression Company, L.P. was sold in July 2001.

                    (21) MCNIC Compression L.P., Inc. was formed to hold the
                         42.9% limited partnership interest in the KCI Compression Company, L.P. The partnership interest in KCI Compression Company, L.P. was sold in July 2001.

               b. MCN Power Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726 that pursues domestic power generation related opportunities.

                    (1) South Norwalk Power Partners, L.L.C., is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It was formed to participate in power projects.

                    (2) Metro Energy, L.L.C. is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It provides energy related services. MCN Power holds a 50% interest in Metro Energy, L.L.C.

               c. MCN International Corporation is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It was formed as a holding company for MCN's international subsidiaries.

                    (1) MCNIC Nepal Limited of Grand Cayman, Cayman Island, owns 100% of the Class B Capital Stock of Panda Bhote Koshi, which gives MCNIC Nepal a 90% ownership interest in Panda Bhote Koshi, a Cayman Island company that holds a 100% interest in Panda of Nepal. Panda of Nepal holds a 75% interest in Bhote Koshi Power Company Private Limited which owns a 36 MW hydroelectric power project in Nepal.

                    (2) MCNIC UAE Limited of Grand Cayman, Cayman Island, was formed to hold a 39% interest in an United Arab Emirate fertilizer plant project. Subsequently, MCNIC UAE Limited converted its equity interest into a loan.

               d. CoEnergy Trading Company ("CoEnergy Trading") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It is engaged in the purchase and sale of natural gas to large-volume gas users and gas and electric utilities. Except where otherwise indicated, the companies set forth below are 50% owned by CoEnergy Trading
                    Company:

                    (1) U.S. CoEnergy Services, a Wisconsin general partnership formed to market fuel oil, propane and natural gas primarily in the state of Wisconsin was dissolved in 2002.

                    (2) SEMCO Energy Services, Inc., was purchased in April 1999 to engage in the marketing of natural gas. It is a wholly owned, inactive subsidiary of CoEnergy Trading Company. It was dissolved on December 17, 2002.

                    (3) CoEnergy Development Company, a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726, is a wholly owned, inactive subsidiary of CoEnergy Trading Company. It was dissolved on December 17, 2002.

                    (4) CoEnergy Sales Company, a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726, was formed in 1998 to hold the membership interest in DTE-CoEnergy, L.L.C., which has been dissolved.

               e. MCNIC Canadian Holdings Ltd., a New Brunswick corporation, was formed to market and sell natural gas in Canada and the northeastern United States.

               f CoEnergy Supply Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It engages in the purchase and sale of natural gas, a portion of which is produced by subsidiaries of MCN Oil & Gas Company. It merged with CoEnergy Trading on April 29, 2002.

               g. MCNIC Gas Storage Company is a Michigan Corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It engages in the storage of natural gas.

                    (1) South Romeo Gas Storage Company ("South Romeo"), is a Michigan partnership with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. South Romeo has a 50% interest, owns and operates the Washington 28 Gas Storage Field, a 10 Bcf storage field in southeastern Michigan that provides storage services to MCNEE's Energy Marketing operations. South Romeo holds a 50% interest in South Romeo Gas Storage Corporation.

                    (2) W-10 Holdings, Inc., is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. It holds a 50% interest in Washington 10 Storage Partnership, a partnership that developed and operates the Washington 10 Storage Field, a 42 Bcf storage field in southeastern Michigan.

                    (3) The Orchards Golf Limited Partnership ("Orchards Golf"), a Michigan partnership in which Orchards Golf has a 50% interest, developed, owns and operates a residential community and golf course on 520 acres of land above the South Romeo gas storage field in southeastern Michigan.

               h. MCN Oil & Gas Company ("MOG") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. MOG is engaged in natural gas and oil exploration, development and production through the following subsidiaries:

                    (1) Green Oak Development Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726.

                    (2) Otsego Exploration Company, L.L.C. is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726.

                    (3) MCNIC Enhanced Production, Inc., which has a 75% interest in Otsego EOR, L.L.C. is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726.

                    (4) MCNIC Oil & Gas Midcontinent, Inc. is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726.

                    (5) MCNIC Oil & Gas Properties, Inc. is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726.

                    (6) Pageant Corporation is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726.

               i. Bridgewater Holdings, Inc. ("Bridgewater") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. Bridgewater holds a 33% limited partnership interest in Bridgewater Place, a Grand Rapids, Michigan office building. Currently, Bridgewater owns undeveloped real property in western Michigan.

               j. Combustion Concepts, Inc. ("Combustion Concepts") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. Combustion Concepts holds patents for the development of pressurized combustion technologies that provide increased fuel efficiency, heat uniformity and compactness of equipment.

               k. MCN Energy Holdings Inc. is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. MCN Energy Holdings Inc. primarily consists of gas gathering and processing investments.

               l. MCN Energy Marketing, Inc. was a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. MCN Energy Marketing Inc. was involved in unregulated sales activities to industrial, commercial and residential customers, both inside and outside the Gas Distribution segment's service area. It was dissolved on December 17, 2002.

               m. MCN Midstream & Supply, Inc. ("MCN Midstream") was a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. MCN Midstream developed and managed MCN's gas producing, gathering, processing, transmission and storage assets within MCN's target operating region. It was dissolved on December 17, 2002.

               n. MCNEE Shelf Corporation is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. MCNEE Shelf Corporation is for future use as a shell corporation.

             5. MCN MICHIGAN LIMITED PARTNERSHIP ("MCN Michigan") is a Michigan limited partnership with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1726. MCN is the 1% general partner in MCN Michigan. MCN Michigan exists for the sole purpose of issuing its limited partnership interests in the form of preferred securities and investing the gross proceeds thereof in MCN debt securities. The preferred securities were redeemed in February 2002.

             6. MCN FINANCING I is a Delaware business trust with offices located at 2000 2nd Avenue, Detroit, Michigan 48226-1726. MCN is the sole owner of MCN Financing I. MCN Financing I exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities. The preferred securities were redeemed in February 2002.

             7. MCN FINANCING II is a Delaware business trust with offices located at 2000 2nd Avenue, Detroit, Michigan 48226-1726. MCN is the sole owner of MCN Financing II. MCN Financing II exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities.

             8. MCN FINANCING III is a Delaware business trust with offices located at 2000 2nd Avenue, Detroit, Michigan 48226-1726. MCN is the sole owner of MCN Financing III. MCN Financing III exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities.

             9. MCN Financing IV is a Delaware business trust with offices located at 2000 2nd Avenue, Detroit, Michigan 48226-1726. MCN is the sole owner of MCN Financing IV. MCN Financing IV exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities.

            10. MCN Financing V is a Delaware business trust with offices located at 2000 2nd Avenue, Detroit, Michigan 48226-1726. MCN is the sole owner of MCN Financing V. MCN Financing V exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities.

            11. MCN Financing VI is a Delaware business trust with offices located at 2000 2nd Avenue, Detroit, Michigan 48226-1726. MCN is the sole owner of MCN Financing VI. MCN Financing VI exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities.

            12. DTE Ozark, Inc ("DTE Ozark") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226. DTE Ozark was formed to hold a limited partnership interest in Southern Missouri Gas Company, L.P., a Missouri limited partnership, organized as a public utility engaged in the distribution and transmission of natural gas.

            13. DTE Exploration & Development, Inc. ("DTE Exp") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226. DTE Exp holds the stock in DTE Yates Center, Inc.

               a. DTE Yates Center, Inc. ("DTE Yates") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226. DTE Yates is involved in coalbed methane activities.

                    (1). Patrick DTE Exploration, L.L.C. ("Patrick DTE") is a
                         Kansas company with offices at 515 South Kansas Avenue, Topeka, Kansas 66603. Patrick DTE is involved in coalbed methane activities.

        H. DTE Energy Trust I ("DTE I") is a Delaware statutory trust with offices at 2000 2nd Avenue, Detroit, Michigan 48226. DTE I issued the 7.8% Trust Preferred Securities and trust common securities, purchased DTE Energy debt securities, fully and unconditionally guaranteed by DTE Energy Company.

        I. DTE Energy Trust II ("DTE II") is a Delaware statutory trust with offices at 2000 2nd Avenue, Detroit, Michigan 48226. DTE II may offer from time to time trust preferred securities.

        J. DTE Energy Trust III ("DTE III") is a Delaware statutory trust with offices at 2000 2nd Avenue, Detroit, Michigan 48226. DTE III may offer from time to time trust preferred securities.

        K. DTE Services I, LLC ("DTE Serv") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226. DTE Serv is a single member L.L.C. which holds the lease for the jet used for corporate travel. The lease is through Lear Investments Company, L.L.C.

II.      PUBLIC UTILITY PROPERTIES

A. The Detroit Edison Company maintains the following generating facilities which are located in the state of Michigan:

                                                    LOCATION BY
                                                     MICHIGAN                   SUMMER NET                        YEAR
                   PLANT NAME                         COUNTY                 RATED CAPABILITY                 IN SERVICE
              ----------------------------      ---------------   --------------------------------------  --------------------
                                                                         (1)                 (2)
                                                                  ------------------  ------------------
                                                                         (MW)
              Fossil-fueled Steam-Electric
                    Belle River (3)              St. Clair               1,026                 9.3%        1984 and 1985
                    Conners Creek                Wayne                     200                 1.8         1999
                    Greenwood                    St. Clair                 785                 7.1         1979
                    Harbor Beach                 Huron                     103                 0.9         1968
                    Marysville                   St. Clair                 167                 1.5         1930, 1943 and 1947
                    Monroe (4)                   Monroe                  3,000                27.1         1971, 1973 and 1974
                    River Rouge                  Wayne                     510                 4.6         1957 and 1958
                    St. Clair                    St. Clair               1,409                12.7         1953, 1954, 1959, 1961
                                                                                                           and 1969
                    Trenton Channel              Wayne                     730                 6.6         1949, 1968 and 1999
                                                                        ------               -----
                                                                         7,930                71.6
              Oil or Gas-fueled Peaking
                    Units                        Various                 1,102                10.0         1966-1971, 1981 and
                                                                                                           1999
              Nuclear-fueled Steam-Electric
                    Fermi 2 (5)                  Monroe                  1,111                10.1         1988
              Hydroelectric Pumped Storage
                    Ludington (6)                Mason                     917                 8.3         1973
                                                                        ------               -----
                                                                        11,060               100.0%
                                                                        ======               =====


     (1) Summer net rated capabilities of generating units in service are based on periodic load tests and are changed depending on operating experience, the physical condition of units, environmental control limitations and customer requirements for steam, which otherwise would be used for electric generation.

     (2) Excludes one oil-fueled unit, St. Clair Unit No. 5 (250 MW), in cold standby status.

     (3) The Belle River capability represents Detroit Edison's entitlement to 81.39% of the capacity and energy of the plant.

     (4) The Monroe Power Plant provided 33% of Detroit Edison's total 2002 power plant generation.

     (5) Fermi 2 has a design electrical rating (net) of 1,150 MW.

     (6) Represents Detroit Edison's 49% interest in Ludington with a total capability of 1,872 MW. Detroit Edison leased 306 MW of Ludington to First Energy for the six-year period June 1, 1996 through May 31, 2002.

    Detroit Edison owns and operates within the state of Michigan 662 distribution substations with a capacity of 30,843,000 kilovolt amperes (kV) and 406,176 line transformers with a capacity of 24,493,806 kV amperes. Circuit miles of distribution lines owned and in service as of December 31, 2002 are as follows:

--------------------------------------------------------------------------------

ELECTRIC DISTRIBUTION                                            Circuit Miles
                                                   -------------------------------------
Operating Voltage - kV                                   Overhead          Underground
------------------------------------------          ---------------      ---------------
     4.8 kV to 13.2 kV...........................           27,429               11,510
     24 kV.......................................              102                  696
     40 kV.......................................            2,350                  328
     120 kV......................................               77                   13
                                                    ---------------      ---------------
                                                            29,958               12,547
                                                    ===============      ===============

--------------------------------------------------------------------------------

B. ITC owns and operates within the state of Michigan 40 transmission stations with a capacity of 20,250,000 kV amperes. Circuit miles of transmission lines owned and in service as of December 31, 2002 are as follows:


--------------------------------------------------------------------------------



ELECTRIC TRANSMISSION                                  Circuit Miles
                                           ----------------------------------------
Operating Voltage - kV                         Overhead             Underground
--------------------------------------      ---------------      ------------------
  120 kV..............................               1,491                     118
  230 kV..............................                  86                       -
  345 kV..............................                 963                       7
                                            ---------------      ------------------
                                                     2,540                     125
                                            ===============      ==================

--------------------------------------------------------------------------------



Detroit Edison and Consumers Energy interchange energy through nine interconnections currently owned and operated by ITC and Michigan Electric Transmission Company (METC). Detroit Edison and Consumers Energy also have interchange agreements that permit the exchange of electric energy through 12 ITC and METC owned interconnections with First Energy, Indiana Michigan Power Company, Northern Indiana Public Service Company and Ontario Hydro Services Company. In addition, Detroit Edison has interchange agreements for the exchange of electric energy with Michigan South Central Power Agency and the City of Wyandotte.

C. MichCon owns the following integrated distribution, transmission, production and storage properties and facilities, all of which properties are located in the state of Michigan.

         At December 31, 2002, MichCon's distribution system included 17,570 miles of distribution mains, 1,124,258 service lines and 1,220,623 active meters. MichCon owns 2,590 miles of transmission and production lines that deliver natural gas to the distribution districts and interconnect its storage fields with the sources of supply and the market areas. MichCon's compressor facilities related to transmission and production have a total rated capacity of 28,500 horsepower and 1,403 horsepower, respectively. Properties relating to five underground natural gas storage fields with an aggregate working gas storage capacity of approximately 124 Bcf consist principally of 383 gas storage wells (63 of which are observation wells), 191 miles of field lines, dehydration plants and compressor facilities with a total rated capacity of 69,600 horsepower. MichCon also owns district office buildings, service buildings and gas receiving and metering stations. MichCon occupies an office building in Grand Rapids under a long-term lease. Portions of these buildings are subleased to affiliates and others.

D. Citizens owns the following properties, all of which are located in Michigan.

        At December 31, 2002, Citizens' distribution system included 439 miles of distribution mains, 16 miles of transmission lines, 15,231 service lines, and 16,692 active meters. Citizens owns all of its properties used in the conduct of the utility business including a two-story office building and a one-story service center.

E. Southern Missouri Gas Company (SMGC) owns the following properties, all of which are located in Missouri.

        At December 31, 2002, SMGC's distribution system included 324 miles of distribution mains, 9,894 service lines, and 7,649 active meters. SMGC owns 124 miles of transmission lines which deliver natural gas to the various cities it serves and metering stations. SMGC leases its office/service center.


III. PUBLIC UTILITY DISTRIBUTION AND PURCHASE OF NATURAL GAS

A. During the year ended December 31, 2002, Detroit Edison distributed and purchased the following wattage of electricity:

    1. 48,345,861,134 Kilowatt Hours (Kwh) of electric energy was sold within the state of Michigan.

    2. No Kwh of electric energy was distributed at retail outside the state of Michigan.

    3. 1,028,991,000 Kwh of electric energy was sold at wholesale outside the state of Michigan

    4.   5,277,424,000 Kwh of electric energy was purchased outside the state of
         Michigan:

B. During the year ended December 31, 2002 MichCon distributed and purchased the following volumes of natural gas:

    1. 170,227,086 thousand cubic feet (Mcf) of natural gas was distributed at retail within the state of Michigan and 169,524,109 Mcf of natural gas was distributed at retail under transportation contracts within the state of Michigan.

    2. No volumes of natural gas were distributed at retail outside the state of Michigan.

    3. No volumes of natural gas were distributed at wholesale outside the state of Michigan.

    4. 35,078,406 Mcf of natural gas was purchased from various suppliers in the state of Louisiana; 30,389,911 Mcf of natural gas was purchased from various suppliers in the state of Kansas; 16,988,453 Mcf of natural gas was purchased from various suppliers in the state of Illinois; and 28,561,843 Mcf of natural gas was purchased from various suppliers in the state of Minnesota. These volumes were transported by interstate pipeline suppliers to points of delivery within the state of Michigan.

C. During the year ended December 31, 2002, Citizens distributed and purchased the following volumes of natural gas:

    1. 3,214,000 Mcf of natural gas was distributed at retail within the state of Michigan, and 178,000 Mcf of natural gas was distributed at retail under transportation contracts within the state of Michigan.

    2. No volumes of natural gas were distributed at retail outside the state of Michigan.

    3. No volumes of natural gas were distributed at wholesale outside the state of Michigan.

    4.   No volumes of natural gas were purchased outside the state of Michigan.

D. During the year ended December 31, 2002, SMGC distributed and purchased the following volumes of natural gas:

    1. 814,000 Mcf of natural gas was distributed at retail within the state of Missouri and 244,000 Mcf of natural gas was distributed at retail under transportation contracts within the state of Missouri.

    2. No volumes of natural gas were distributed at retail outside the state of Missouri.

    3. No volumes of natural gas were distributed at wholesale outside the state of Missouri.

    4. 773,000 Mcf of natural gas was purchased from suppliers outside the state of Missouri. These volumes were transported by Williams Natural Gas Company to a point of delivery within the state of Missouri.


IV.  INTEREST IN EXEMPT WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

                           EXEMPT WHOLESALE GENERATORS

A.  DTE River Rouge No. 1, L.L.C. ("DTE River Rouge")

    1. DTE River Rouge is a single member Michigan company established January 3, 2000, located at 1 Belanger Park, MI 48218 with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE River Rouge is an exempt wholesale generator ("EWG") owning a 230-megawatt natural gas fired electric generating unit.

    2. DTE Generation, Inc. ("DTE Generation") is the single member of DTE River Rouge. As the single member, DTE Generation has obligations to fund DTE River Rouge through capital contributions. As shown on Exhibit B, DTE Energy Resources, Inc. (100% owned by DTE Energy) owns 100% of DTE Generation's common stock.

    3. The Company has issued guarantees in the amount of $3 million for the benefit of DTE River Rouge.

    4. Capitalization and losses of DTE River Rouge were $28,147,615 and $5,769,446, respectively.

    5. DTE River Rouge has contracts with Detroit Edison with 2002 fees of $1,995,979 for general operation & maintenance and contracts with MichCon with 2002 fees of $25,200 for gas transportation.

B.  DTE Georgetown, LP ("DTE Georgetown")

    1. DTE Georgetown is a Delaware, formerly DTE Georgetown, L.L.C., a Delaware limited liability company, that was established September 8, 1999, with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE Georgetown is an exempt wholesale generator ("EWG") owning a 240 megawatt natural gas fired electric generating unit.

    2. DTE Georgetown Holdings, Inc. ("DTE Georgetown Holdings") owns a 1% general partnership interest in DTE Georgetown and DTE Energy Services, Inc. ("DTE ES") owns a 99% limited partnership interest in DTE Georgetown. DTE Georgetown Holdings is wholly owned by DTE ES. DTE ES is wholly owned by DTE Energy Resources, Inc. which is wholly owned by DTE Energy Company. DTE Georgetown Holdings and DTE ES have made capital contributions in the amount of $39,495,451 to DTE Georgetown.

    3.   DTE ES has no guarantees outstanding for the benefit of DTE Georgetown.

    4. Capitalization and earnings of DTE Georgetown for 2002 were $70,266,416 and $4,177,133, respectively.

    5. DTE Georgetown has a Management Services Agreement with DTE ES that has no fees.

C.  Metro Energy, L.L.C. ("Metro Energy")

    1. Metro Energy is a Delaware company established in June 1999, with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. Metro Energy is an exempt wholesale generator ("EWG") owning a 17 megawatt natural gas fired electric generating unit.

    2. MCN Power owns a 50% interest in Metro Energy. MCN Power is a wholly owned subsidiary of MCN Energy Enterprises Inc., which is a wholly owned subsidiary of DTE Enterprises, Inc., which is a wholly subsidiary of DTE Energy Company. MCN Power has made capital contributions in the amount of $5,843,136 to Metro Energy.

    3.   MCN Power has issued no guarantees for the benefit of Metro Energy.

    4. Capitalization and earnings of Metro Energy for 2002 were $14,866,211 and $1,708,282, respectively.

    5. Michigan Consolidated Gas has a natural gas transportation agreement with Metro Energy.

D.  Crete Energy Venture, L.L.C. ("CEV")

    1. CEV is a Delaware company established in December 2000, with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. CEV is an exempt wholesale generator ("EWG") owning a 315 megawatt gas-fired, simple cycle electric generating peaking facility.

    2. Power Energy Partners, L.L.C. ("PEP") owns a 50% membership interest in CEV. PEP is a wholly owned subsidiary of DTE Energy Services ("DTE ES"). DTE ES is wholly owned by DTE Energy Resources, Inc. which is wholly owned by DTE Energy Company.

    3. DTE ES and Power Energy Partners, L.L.C. have made capital contributions in the amount of $32,856,153 to CEV.

    4.   DTE ES has issued no guarantees for the benefit of CEV.

    5. Capitalization and losses of CEV for 2002 were $140,360,957 and $8,762,357, respectively.

E.  DTE East China, L.L.C. ("DTE East China")

    1. DTE East China, formerly Woodward Energy, L.L.C., is a Michigan company established November 28, 2000, with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE East China is an exempt wholesale generator ("EWG") owning a 320 MW gas-fired, simple cycle electric generating peaking facility.

    2. DTE East China is a wholly owned subsidiary of DTE Energy Services ("DTE ES"). DTE ES is wholly owned by DTE Energy Resources, Inc. which is wholly owned by DTE Energy Company.

    3. DTE ES has made capital contributions in the amount of $78,588,658 to DTE East China.

    4.   DTE ES has issued no guarantees for the benefit of DTE East China.

    5. Capitalization and losses of DTE East China for 2002 were $144,884,666 and $828,996, respectively.


                            FOREIGN UTILITY COMPANIES

F.  BHOTE KOSHI POWER COMPANY PRIVATE LIMITED (BKPC)

    1. BKPC is a 36 MW hydroelectric power project in the Sindhupalchok District of Nepal, at KHA 1-960 Kalimati, Tahachal Kathmandu, Nepal.

    2. Panda of Nepal owns 75% of the issued shares of Bhote Koshi Power Company Private Limited. Panda Bhote Koshi, a Cayman Islands exempted company, wholly owns Panda of Nepal. MCNIC Nepal Limited owns 100% of the Class B Capital Stock of Panda Bhote Koshi (giving MCNIC Nepal a 85% ownership interest in Panda Bhote Koshi).

    3. As of December 31, 2002, DTEE has a $20.1 million indirect equity investment in BKPC.

    4. Capitalization and earnings of BKPC is $33,483,870 and $3,192,000, respectively.

    5. There are no service, sales or construction contracts between BKPC and DTEE or an affiliate of DTEE.

                                    EXHIBITS

    Exhibit A -  Attached hereto as Exhibit A are the unaudited Consolidating
                 Statements of Operations for the year ended December 31, 2002 and Consolidating Statements of Financial Position as of December 31, 2002, and Consolidating Statements of Retained Earnings for DTE Energy Company.

    Exhibit B -  Attached hereto as Exhibit B is an organizational chart showing the relationship of each EWG and foreign utility company to associate companies in the holding company system.

                                   SIGNATURES

    DTE Energy Company has caused this statement to be duly executed on its behalf by its authorized officer on this 3rd day of March, 2003.

                                              DTE ENERGY Company

                                              By:/s/ Daniel G. Brudzynski

                                              Daniel G. Brudzynski
                                              Chief Accounting Officer,
                                              Vice President and Controller

CORPORATE SEAL:

Attest:

/s/ SUSAN M. BEALE
-------------------

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Susan M. Beale
Vice President and Corporate Secretary
2000 2nd Avenue
Detroit, Michigan 48226

                                                                       EXHIBIT A

DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
(IN THOUSANDS)


                                    DTE        DTE                    INTERNATIONAL        DTE            WOLVERINE
                                  ENERGY     ENERGY         DETROIT   TRANSMISSION        ENERGY            ENERGY
                                  COMPANY    TRUST I        EDISON       COMPANY      RESOURCES, INC.   SERVICES, INC.
                                 ----------------------------------------------------------------------------------------
OPERATING REVENUES                       -          -     4,053,636       137,586         837,560           38,839
                                 ----------------------------------------------------------------------------------------
OPERATING EXPENSES
  Fuel, purchase power and gas           -          -     1,074,063             -         (50,556)               -
  Operation and maintenance        (90,074)         -     1,271,310        34,784         902,522           61,194
  Depreciation, depletion and
    amortization                         -          -       576,287        21,962          34,119            1,546
  Taxes other than income              205          -       273,657        18,203          17,750               58
                                 ----------------------------------------------------------------------------------------
      Total Operating Expenses     (89,868)         -     3,195,317        74,949         903,835           62,798
                                 ----------------------------------------------------------------------------------------

OPERATING INCOME                    89,868          -       858,319        62,637         (66,275)         (23,959)
                                 ----------------------------------------------------------------------------------------

OTHER INCOME AND DEDUCTIONS
  Interest expense                 170,965          -       310,236            58          21,363            1,292
  Preferred stock dividends of
    subsidiaries                         -     13,686             -             -               -                -
  Interest income                  (35,333)   (13,911)         (807)       (1,675)        (12,318)             (24)
  Other income                    (662,772)         -       (36,212)          (45)         (2,299)               -
  Other expenses                         -          -        51,338           245               -                -
                                 ----------------------------------------------------------------------------------------
      Total Other Income and
        Deductions                (527,140)      (226)      324,555        (1,418)          6,745            1,268
                                 ----------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES         617,009        226       533,764        64,055         (73,020)         (25,227)

INCOME TAX PROVISION (BENEFIT)     (14,693)         -       178,092        22,238        (275,665)          (8,803)
                                 ----------------------------------------------------------------------------------------

NET INCOME                         631,702        226       355,673        41,816         202,645          (16,424)
                                 ========================================================================================


                                     EDISON        SYNDECO           DTE      ELIMINATIONS     DTE ENERGY
                                  DEVELOPMENT       REALTY      ENTERPRISES,        &           COMPANY
                                  CORPORATION.   CORPORATION        INC.        RECLASSES     CONSOLIDATED
                                ---------------------------------------------------------------------------
OPERATING REVENUES                       58         17,419       2,002,189      (338,229)        6,749,058
                                ---------------------------------------------------------------------------
OPERATING EXPENSES
  Fuel, purchase power and gas            -              -       1,284,684      (209,325)        2,098,866
  Operation and maintenance          10,100         18,161         333,790      (125,299)        2,416,488
  Depreciation, depletion and
    amortization                         26              -         124,541             -           758,481
  Taxes other than income                 6            533          59,844             -           370,257
                                ---------------------------------------------------------------------------
      Total Operating Expenses       10,132         18,694       1,802,859      (334,624)        5,644,092
                                ---------------------------------------------------------------------------

OPERATING INCOME                    (10,074)        (1,275)        199,330        (3,605)        1,104,967
                                ---------------------------------------------------------------------------

OTHER INCOME AND DEDUCTIONS
  Interest expense                        -          1,732          91,556       (49,193)          548,007
  Preferred stock dividends of
    subsidiaries                          -              -          11,094             -            24,779
  Interest income                       (34)           (32)        (13,541)       49,199           (28,477)
  Other income                        4,928              -         (28,137)      662,316           (62,222)
  Other expenses                          -              -          (1,429)            -            50,154
                                ---------------------------------------------------------------------------
      Total Other Income and
        Deductions                    4,894          1,700          59,542       662,321           532,241
                                ---------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES          (14,967)        (2,975)        139,788      (665,926)          572,725

INCOME TAX PROVISION (BENEFIT)       (5,464)        (1,050)         49,633        (3,265)          (58,977)
                                ---------------------------------------------------------------------------

NET INCOME                           (9,504)        (1,925)         90,155      (662,661)          631,702
                                ===========================================================================


 DTE ENERGY COMPANY
 CONSOLIDATING BALANCE SHEET
 DECEMBER 31, 2002
 (IN THOUSANDS)

                                                                                                 DTE       WOLVERINE
                                        DTE          DTE                     INTERNATIONAL      ENERGY       ENERGY
                                       ENERGY       ENERGY        DETROIT    TRANSMISSION      RESOURCES,   SERVICES,
                                      COMPANY       TRUST I        EDISON      COMPANY            INC.         INC.
                                    ------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents               21,368             -        36,317            -          59,716          429
Restricted cash                              -             -       130,852            -         105,755            -
Accounts receivable
  Customer (less allowance for
    doubtful accounts)                       -             -       325,370            -         260,778       13,559
  Accrued unbilled revenues                  -             -       177,399            -               -            -
  Under recovery of supply costs             -             -             -            -               -            -
  Other                                105,079             -        89,726       10,143          30,404        5,127
Notes receivable                       672,694       185,567        57,178            -          36,608       12,366
Inventories
  Fuel                                       -             -       125,645            -          68,345            -
  Gas                                        -             -             -            -               -            -
  Materials and supplies                     -             -       129,515        4,406           2,681        7,213
Prepaid property taxes                       -             -             -            -               -            -
Assets from risk management and
  trading activities                         -             -           497            -         145,556            -
Deferred income taxes                   21,903             -       (12,359)      (4,628)         (7,866)           -
Other                                       82         2,412        14,313            1          28,265        1,034
                                    ------------------------------------------------------------------------------------
                                       821,127       187,979     1,074,453        9,923         730,243       39,727
                                    ------------------------------------------------------------------------------------
INVESTMENTS
Nuclear decommissioning trust funds          -             -       416,714            -               -            -
Other                                6,740,074             -       233,518      113,145         167,531           54
                                    ------------------------------------------------------------------------------------
                                     6,740,074             -       650,231      113,145         167,531           54
                                    ------------------------------------------------------------------------------------
PROPERTY
Property, plant and equipment                -             -    12,462,225      812,544       1,183,014        9,005
Property under capital leases                -             -       220,349            -           5,208            -
Less accumulated depreciation,
  depletion and amortization                 -             -     5,886,531      425,174         242,233        4,183
                                    ------------------------------------------------------------------------------------
                                             -             -     6,796,043      387,369         945,989        4,821
                                    ------------------------------------------------------------------------------------
OTHER ASSETS
Goodwill                                     -             -             -            -          26,231       12,738
Regulatory assets                            -             -     1,142,527        9,318               -            -
Securitized regulatory assets                -             -     1,612,972            -               -            -
Prepaid pension assets                       -             -        52,964            -               -            -
Notes receivable                        (2,075)            -             -            -         171,281            -
Assets from risk management and
  trading activities                         -             -             -            -          19,052            -
Deferred income taxes                        -             -             -            -               -            -
Other                                   13,319             -        75,457            -           2,208        2,546
                                    ------------------------------------------------------------------------------------
                                        11,244             -     2,883,921        9,318         218,771       15,284
                                    ------------------------------------------------------------------------------------

                                     7,572,445       187,979    11,404,648      519,754       2,062,533       59,887
                                    ====================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                        73,048             -       242,510        1,109         290,900        8,405
Accrued interest                        16,749             -        82,903            1              14            -
Preferred dividends payable                  -         2,340             -            -               -            -
Common dividends payable                86,451            72        73,858            -               -            -
Accrued payroll                              -             -        24,330            -          12,583        2,824
Over recovery of supply costs                -             -             -            -               -            -
Short-term borrowings                  440,077             -             -      (72,355)        339,606       (3,694)
Income taxes                            62,203             -        18,135       19,802          11,660       (6,074)
Deferred income taxes                        -             -             -            -               -            -
General taxes                               (2)            -        30,233            -           5,708            -
Current portion of long-term debt      400,000             -       310,381            -          39,673            -
Current portion of capital leases            -             -         8,917            -               -            -
Liabilities from risk management and
  trading activities                         -             -         8,540            -         117,766            -
Other                                   20,725             -       288,565        1,226          31,938        6,503
                                    ------------------------------------------------------------------------------------
                                     1,099,252         2,412     1,088,372      (50,217)        849,848        7,963
                                    ------------------------------------------------------------------------------------
Other Liabilities
Deferred income taxes                 (338,929)            -     1,501,399       56,587           2,631          493
Regulatory liabilities                       -             -        37,108            -               -            -
Unamortized investment tax credit            -             -       145,687            -               -            -
Liabilities from transportation and
  storage contracts                          -             -             -            -               -            -
Liabilities from risk management and
  trading activities                         -             -             -            -           9,134            -
Nuclear decommissioning                      -             -       415,956            -               -            -
Minimum pension liability                    -             -       532,357            -               -            -
Other                                 (103,677)            -       626,222      130,401         304,088           65
                                    ------------------------------------------------------------------------------------
                                      (442,606)            -     3,258,728      186,988         315,852          558
                                    ------------------------------------------------------------------------------------
LONG-TERM DEBT
                                    ------------------------------------------------------------------------------------
Mortgage bonds, notes and other      1,733,190             -     3,270,265            -          79,807            -
Securitization bonds                         -             -     1,584,948            -               -            -
Equity-linked debt securities          191,014             -             -            -               -            -
Capital lease obligations                    -             -        80,284            -               -            -
                                    ------------------------------------------------------------------------------------
                                     1,924,204             -     4,935,497            -          79,807            -
                                    ------------------------------------------------------------------------------------

                                    ------------------------------------------------------------------------------------
PREFERRED SECURITIES OF SUBSIDIARIES         -       174,163             -            -               -            -
                                    ------------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY
Common stock, without par value      2,925,979        11,596     1,805,535      327,021         373,579      102,979
Retained earnings                    2,162,182          (192)      735,129       55,962         444,215      (51,613)
Accumulated other comprehensive
  income (loss)                        (96,565)            -      (418,613)           -            (769)           -
                                    ------------------------------------------------------------------------------------
                                     4,991,595        11,404     2,122,052      382,983         817,026       51,366
                                    ------------------------------------------------------------------------------------

                                     7,572,445       187,979    11,404,648      519,754       2,062,533       59,887
                                    ====================================================================================

                                        EDISON         SYNDECO            DTE          ELIMINATIONS     DTE ENERGY
                                      DEVELOPMENT      REALTY         ENTERPRISES,           &            COMPANY
                                      CORPORATION    CORPORATION          INC.           RECLASSES     CONSOLIDATED
                                    -------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                1,553          1,985            11,841                -         133,210
Restricted cash                              -              -                 -                -         236,607
Accounts receivable
  Customer (less allowance for
    doubtful accounts)                       -          1,198           301,112                -         902,017
  Accrued unbilled revenues                  -              -           118,481                -         295,879
  Under recovery of supply costs             -              -            21,706                -          21,706
  Other                                      -              -           124,481         (192,865)        172,095
Notes receivable                         8,458              -             4,314         (933,835)         43,350
Inventories
  Fuel                                       -              -                 -                -         193,989
  Gas                                        -              -           219,320                -         219,320
  Materials and supplies                     -              -            19,674                -         163,489
Prepaid property taxes                       -              -             1,748                -           1,748
Assets from risk management and
  trading activities                         -              -            77,797             (158)        223,692
Deferred income taxes                        -              -            47,875                -          44,925
Other                                        -             31            68,477           (2,486)        112,130
                                    -----------------------------------------------------------------------------
                                        10,011          3,213         1,016,827       (1,129,344)      2,764,159
                                    -----------------------------------------------------------------------------
INVESTMENTS
Nuclear decommissioning trust funds          -              -                 -                -         416,714
Other                                   59,347          1,984           436,377       (7,264,491)        487,538
                                    -----------------------------------------------------------------------------
                                        59,347          1,984           436,377       (7,264,491)        904,251
                                    -----------------------------------------------------------------------------
PROPERTY
Property, plant and equipment              649         54,002         4,159,980       (1,056,970)     17,624,449
Property under capital leases                -              -            12,297                -         237,854
Less accumulated depreciation,
  depletion and amortization                55          1,541         2,544,655       (1,054,896)      8,049,477
                                    -----------------------------------------------------------------------------
                                           595         52,460         1,627,622           (2,074)      9,812,825
                                    -----------------------------------------------------------------------------
OTHER ASSETS
Goodwill                                     -              -         2,080,180                -       2,119,149
Regulatory assets                            -              -            44,720                -       1,196,565
Securitized regulatory assets                -              -                 -                -       1,612,972
Prepaid pension assets                       -              -           175,569          (56,731)        171,802
Notes receivable                             -              -           166,603                          335,809
Assets from risk management and
  trading activities                         -              -           133,308                -         152,360
Deferred income taxes                        -              -                 -                -               -
Other                                    1,952              -            18,107           54,796         168,384
                                    -----------------------------------------------------------------------------
                                         1,952              -         2,618,487           (1,936)      5,757,041
                                    -----------------------------------------------------------------------------

                                        71,904         57,658         5,699,312       (8,397,844)     19,238,276
                                    =============================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                         5,699          1,348           307,248         (283,493)        646,775
Accrued interest                             -              -            17,506           (2,413)        114,758
Preferred dividends payable                  -              -             1,102                -           3,442
Common dividends payable                     -              -                 -          (73,931)         86,451
Accrued payroll                              -              -             8,740                -          48,477
Over recovery of supply costs                -              -                 -                -               -
Short-term borrowings                        -         10,102           449,497         (748,852)        414,381
Income taxes                              (948)        (1,674)          (58,975)              (8)         44,121
Deferred income taxes                        -              -                 -                -               -
General taxes                                -              -            19,317                -          55,257
Current portion of long-term debt            -            286           258,025                -       1,008,365
Current portion of capital leases            -              -               572                -           9,489
Liabilities from risk management and
  trading activities                         -              -           159,572           (1,452)        284,426
Other                                        -          3,728           144,170                -         496,854
                                    -----------------------------------------------------------------------------
                                         4,751         13,790         1,306,774       (1,110,148)      3,212,797
                                    -----------------------------------------------------------------------------
Other Liabilities
Deferred income taxes                   (1,037)           605          (305,050)          (1,212)        915,487
Regulatory liabilities                       -              -           142,198                -         179,306
Unamortized investment tax credit            -              -            22,262                -         167,950
Liabilities from transportation and
  storage contracts                          -              -           522,524                -         522,524
Liabilities from risk management and
  trading activities                         -              -           199,015                -         208,148
Nuclear decommissioning                      -              -                 -                -         415,956
Minimum pension liability                    -              -                 -           51,000         583,357
Other                                        -            329           166,315         (441,330)        682,411
                                    -----------------------------------------------------------------------------
                                        (1,037)           934           747,265         (391,542)      3,675,139
                                    -----------------------------------------------------------------------------
LONG-TERM DEBT
                                    -----------------------------------------------------------------------------
Mortgage bonds, notes and other              -         20,227           738,056         (185,567)      5,655,978
Securitization bonds                         -              -                 -                -       1,584,948
Equity-linked debt securities                -              -                 -                -         191,014
Capital lease obligations                    -              -             1,511                -          81,794
                                    -----------------------------------------------------------------------------
                                             -         20,227           739,567         (185,567)      7,513,735
                                    -----------------------------------------------------------------------------

                                    -----------------------------------------------------------------------------
PREFERRED SECURITIES OF SUBSIDIARIES         -              -            97,112                -         271,275
                                    -----------------------------------------------------------------------------
SHAREHOLDER'S EQUITY
Common stock, without par value         73,750         15,613         3,191,501       (5,775,030)      3,052,522
Retained earnings                       (5,646)         7,094          (130,691)      (1,084,804)      2,131,636
Accumulated other comprehensive
  income (loss)                             87              -          (252,216)         149,248        (618,828)
                                    -----------------------------------------------------------------------------
                                        68,191         22,707         2,808,594       (6,710,586)      4,565,331
                                    -----------------------------------------------------------------------------

                                        71,904         57,658         5,699,312       (8,397,844)     19,238,276
                                    =============================================================================

 DTE ENERGY COMPANY
 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
 DECEMBER 31, 2002
 (IN THOUSANDS)


                                                                                     DTE       WOLVERINE
                                 DTE                               INTERNATIONAL    ENERGY       ENERGY
                                ENERGY    DTE ENERGY    DETROIT     TRANSMISSION   RESOURCES,   SERVICES,
                               COMPANY     TRUST I      EDISON        COMPANY         INC.        INC.
                             ------------------------------------------------------------------------------
Retained earnings (deficit)
  at December 31, 2001        1,828,953         -       652,482        14,809       325,380     (19,040)

Net income (loss)               631,702       226       355,673        41,816       202,645     (16,424)

Other                          (298,473)     (418)     (273,026)         (663)      (83,810)    (16,149)
                             ------------------------------------------------------------------------------
Retained earnings (deficit)
  at December 31, 2002        2,162,182      (192)      735,129        55,962       444,215     (51,613)
                             ==============================================================================




                                EDISON         SYNDECO          DTE         ELIMINATIONS     DTE ENERGY
                              DEVELOPMENT      REALTY       ENTERPRISES,          &           COMPANY
                              CORPORATION    CORPORATION        INC.          RECLASSES     CONSOLIDATED
                             ---------------------------------------------------------------------------
Retained earnings (deficit)
  at December 31, 2001           2,435          10,186       (280,412)         (740,777)     1,794,016

Net income (loss)               (9,504)         (1,925)        90,155          (662,662)       631,702

Other                            1,423          (1,167)        59,566           320,679       (294,082)
                             --------------------------------------------------------------------------
Retained earnings (deficit)
  at December 31, 2002          (5,646)          7,094       (130,691)       (1,082,760)     2,131,636
                             ==========================================================================


                                                                       EXHIBIT B

An organizational chart showing the relationship of each EWG and foreign utility company to associate companies in the holding company system.

An organizational chart of DTE River Rouge No. 1, L.L.C.

                               DTE ENERGY COMPANY

                           DTE ENERGY RESOURCES, INC.

                              DTE GENERATION, INC.

                          DTE RIVER ROUGE NO. 1, L.L.C.


An organizational chart of DTE Georgetown, L.P.

                               DTE ENERGY COMPANY

                           DTE ENERGY RESOURCES, INC.

                           DTE ENERGY SERVICES, INC.

                          DTE GEORGETOWN HOLDINGS, INC.

                              DTE GEORGETOWN, L.P.


An organizational chart of Metro Energy, L.L.C.

                               DTE ENERGY COMPANY

                              DTE ENTERPRISES, INC.

                           MCN ENERGY ENTERPRISES INC.

                                MCN POWER COMPANY

                              METRO ENERGY, L.L.C.


An organizational chart of Crete Energy Venture, LLC

                               DTE ENERGY COMPANY

                           DTE ENERGY RESOURCES, INC.

                           DTE ENERGY SERVICES, INC.

                          POWER ENERGY PARTNERS, LLC

                          CRETE ENERGY VENTURE, LLC

An organizational chart of DTE East China, L.L.C.

                               DTE ENERGY COMPANY

                           DTE ENERGY RESOURCES, INC.

                           DTE ENERGY SERVICES, INC.

                             DTE EAST CHINA, LLC



An organizational chart of Bhote Koshi Power Company Private Limited.

                               DTE ENERGY COMPANY

                              DTE ENTERPRISES, INC.

                           MCN ENERGY ENTERPRISES INC.

                          MCN INTERNATIONAL CORPORATION

                       MCNIC NEPAL LIMITED OF GRAND CAYMAN

                            PANDA BHOTE KOSHI (90%)

                                 PANDA OF NEPAL

                BHOTE KOSHI POWER COMPANY PRIVATE LIMITED (75%)